Exhibit 99.2

**SCHEDULE I**

**Executive Officers and Directors of Blackstone Inc.**

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens.

**OFFICERS:**

| Name | Present Principal Occupation or Employment |
| --- | --- |
| Stephen A. Schwarzman | Founder, Chairman and Chief Executive Officer of Blackstone Inc. |
| Jonathan D. Gray | President, Chief Operating Officer of Blackstone Inc. |
| Michael S. Chae | Vice Chairman, Chief Financial Officer of Blackstone Inc. |
| John G. Finley | Chief Legal Officer of Blackstone Inc. |
| Vikrant Sawhney | Chief Administrative Officer of Blackstone Inc. |

**DIRECTORS:**

| Name | Present Principal Occupation or Employment |
| --- | --- |
| Stephen A. Schwarzman | Founder, Chairman and Chief Executive Officer of Blackstone Inc. |
| Jonathan D. Gray | President, Chief Operating Officer of Blackstone Inc. |
| Joseph P. Baratta | Global Head of Private Equity Strategies at Blackstone Inc. |
| James W. Breyer | Founder and Chief Executive Officer of Breyer Capital |
| Reginald J. Brown | Partner for the law firm, Kirkland & Ellis |
| Rochelle B. Lazarus | Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide |
| William G. Parrett | Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA) |
| Ruth Porat | Chief Financial Officer of Alphabet Inc. and Google Inc. |

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.